Exhibit 99.1

News Release

MediWound Reports Second Quarter 2015 Financial Results

Conference call begins August 4th at 8:30 a.m. Eastern time

YAVNE, Israel (August 3, 2015) – MediWound Ltd. (Nasdaq: MDWD), a fully integrated biopharmaceutical company bringing innovative therapies to address unmet needs in severe burn and wound management, today reported financial results for the three and six months ended June 30, 2015.

Highlights of the second quarter of 2015 and recent weeks include:

•	Increasing use and adoption of NexoBrid® in key European markets
•	Advancement of U.S. Phase 3 clinical trial of NexoBrid® to treat severe burns
•	Approval by the Israeli Office of the Chief Scientist of first grant to support EscharEx™ development program

Management Commentary

“We are pleased with the commercial and clinical progress we made in the second quarter of 2015,” stated Gal Cohen, President and Chief Executive Officer of MediWound.  “Our launch efforts are bearing fruit as NexoBrid usage in Europe is accelerating and adoption is increasing. Comparing the second quarter of 2015 with the first quarter of 2015, the number of patients treated with NexoBrid nearly doubled and the number of burn centers treating patients with NexoBrid increased by approximately 40%. Continuing our efforts to drive interest, usage and adoption in Europe by having a major presence at national burn association meetings, we look forward to the upcoming European Burn Association meeting in mid-September, where prominent burn specialists from across Europe will present their clinical experience using NexoBrid in more than 25 scientific presentations, an educational symposium and a clinical workshop led by key opinion leaders.

"In tandem to this commercial progress, we advanced our clinical programs by opening half of the study sites in our U.S. Phase 3 clinical trial of NexoBrid to treat severe burns, and we expect to have top-line results on the acute primary and secondary endpoints in the first half of 2017.

"We are especially pleased to be nearing completion of enrollment in our Phase 2 clinical study with EscharEx for debridement of chronic wounds, which will keep us on track to report top-line results around the end of this year.  We are further encouraged by the approximate $1 million grant by the Israeli Office of the Chief Scientist for the further development of EscharEx and NexoBrid, as it underscores these products’ scientific and commercial merit. In addition, we recently completed a market research study on EscharEx that surveyed over 200 healthcare professionals in the U.S. and Europe, with study results indicating that EscharEx represents a significant commercial opportunity.

“We look forward to continuing to advance our commercial and clinical programs throughout the second half of 2015 and expect to achieve several meaningful milestones that will support our long-term growth strategy,” concluded Mr. Cohen.

Second Quarter Financial Results

Revenues for the second quarter of 2015 were $165,000 compared with $39,000 for the same quarter last year.

Operating expenses for the second quarter of 2015 were in line with the Company’s budget at $4.9 million, compared with $4.5 million for the second quarter of 2014.  The increase was primarily due to an increase of $0.8 million in commercial activities associated with the continued build-out of the European marketing infrastructure, offset by a $0.4 million decrease in non-cash share-based compensation expense.

For the second quarter of 2015, the Company posted a net loss of $4.1 million, or $0.19 per share, compared with a loss of $6.0 million, or $0.28 per share, for the second quarter of 2014. The decrease was primarily due to net financial expense, which was largely comprised of non-cash revaluation of contingent liabilities and exchange rate differences.

Adjusted EBITDA, as defined below, for the second quarter of 2015 was a loss of $4.8 million, compared with a loss of $3.9 million for the same quarter last year.

Six Months Financial Results

Revenues for the first six months of 2015 were $232,000 compared with $89,000 for the same period last year.

Operating expenses for the first half of 2015 were $9.3 million, in line with the Company’s budget, compared with $8.8 million for the same period of 2014.  The increase was primarily due to an increase of $1.3 million in commercial activities associated with the continued build-out of the European marketing infrastructure, offset by a $0.9 million decrease in non-cash share-based compensation expense.

For the six months ended June 30, 2015, the Company posted a net loss of $10.6 million, or $0.49 per share, compared with a loss of $6.8 million, or $0.37 per share, for the first half of 2014. The increase was primarily due to net financial income, which was largely comprised of non-cash revaluation of contingent liabilities and exchange rate differences.

Adjusted EBITDA for the first half of 2015 was a loss of $8.5 million, compared with a loss of $7.0 million for the same period last year.

Balance Sheet Highlights

As of June 30, 2015 the Company had cash and short-term deposits of $55.2 million and working capital of $55.2 million.  The Company utilized $9.5 million in cash during the first half of 2015 to fund operating activities, in line with the Company’s budget.

MediWound reiterates that expected cash use to support ongoing operating activities in 2015 will be $20 million to $22 million, reflecting anticipated investment in its sales and marketing activities to advance the commercialization of NexoBrid across Europe and in research and development efforts to develop products for additional territories and indications.

Conference Call

MediWound management will host a conference call for investors on August 4, 2015 beginning at 8:30 a.m. Eastern time to discuss these results and answer questions.  Shareholders and other interested parties may participate in the call by dialing (877) 280-3488 (domestic) or (809) 212-889 (Israel) and entering passcode 9966118. The call also will be broadcast live on the Internet at www.mediwound.com.

A replay of the call will be accessible two hours after its completion until 5:00 p.m. Eastern time August 11, 2015 by dialing (866) 932-5017 and entering passcode 9966118. The call will also be archived for 90 days at www.mediwound.com.

Non-IFRS Financial Measures

To supplement consolidated financial statements prepared and presented in accordance with IFRS, the Company has provided a supplementary non-IFRS measure to consider in evaluating the Company’s performance. Management uses Adjusted EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization, impairment, one-time expenses, restructuring and stock-based compensation expense.

Although Adjusted EBITDA is not a measure of performance or liquidity calculated in accordance with IFRS, we believe the non-IFRS financial measures we present provide meaningful supplemental information regarding our operating results primarily because they exclude certain non-cash charges or items that we do not  believe are reflective of our ongoing operating results when budgeting, planning and forecasting and determining  compensation, and when assessing the performance of our business with our  senior management.

However, investors should not consider these measures in isolation or as substitutes for operating income, cash flows from operating activities or any other measure for determining the Company’s operating performance or liquidity that is calculated in accordance with IFRS. In addition, because Adjusted EBITDA is not calculated in accordance with IFRS, it may not necessarily be comparable to similarly titled measures employed by other companies. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

About MediWound Ltd.

MediWound is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on its patented proteolytic enzyme technology to address unmet needs in the fields of severe burns, as well as chronic and other hard-to-heal wounds. MediWound’s first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency for removal of dead or damaged tissue, known as eschar, in adults with deep partial- and full-thickness thermal burns and has been launched in Europe. NexoBrid represents a new paradigm in burn care management, and clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier and, without harming viable tissues. For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, clinical trials and the regulatory authorizations. Forward-looking statements are based on MediWound’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, ability to recruit patients, low recruitment rate, unexpected results of clinical trials, delays or denial in the FDA or the EMA regulatory approval process or additional competition in the market. The forward-looking statements made herein speak only as of the date of this announcement and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts: Sharon Malka Chief Financial & Operation Officer MediWound Ltd. ir@mediwound.co.il	Anne Marie Fields Senior Vice President LHA 212-838-3777 afields@lhai.com

-Financial Tables to Follow-

CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2015	2014
		Audited
CURRENT ASSETS:
Cash, cash equivalents and short term deposits	55,234	64,853
Accounts and other receivable	2,084	2,223
Inventories	1,773	1,421
	59,091	68,497
LONG-TERM ASSETS:
Long term deposits and deferred costs	249	168
Property, plant and equipment, net	1,066	1,088
Intangible assets, net	908	951
Other assets	-	417
	61,314	71,121
CURRENT LIABILITIES:
Trade payables	997	1,214
Accrued expenses and other payables	2,891	2,683
	3,888	3,897
LONG-TERM LIABILITIES:
Liabilities in respect of Chief Scientist government grants net of current maturities	7,037	6,985
Contingent consideration for the purchase of treasury shares net of current maturities	16,729	17,361
Severance pay liability, net	7	7
	23,773	24,353

SHAREHOLDERS' EQUITY (DEFICIENCY)	33,653	42,871
	61,314	71,121

CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,
	2015	2014	2015	2014
Revenues	232	89	165	39
Cost of revenues	1,006	893	831	723
Gross loss	(774)	(804)	(666)	(684)
Operating expenses:
Research and development, net	2,891	2,826	1,494	1,361
Selling, general & administrative	6,369	5,988	3,406	3,106
Total operating expenses	9,260	8,814	4,900	4,467
Operating loss	(10,034)	(9,618)	(5,566)	(5,151)
Financial income (expenses), net	(91)	2,854	1,434	(878)
Loss from continuing operations	(10,125)	(6,764)	(4,132)	(6,029)
Loss from discontinued operation	(417)	-	-	14
Loss for the period	(10,542)	(6,764)	(4,132)	(6,015)

Foreign currency translation adjustments	1	7	-	17
Total comprehensive loss	(10,541)	(6,757)	(4,132)	(5,998)

Basic and diluted loss per share:
Loss from continuing operations	(0.47)	(0.37)	(0.19)	(0.28)
Loss from discontinued operation	(0.02)	0.00	0.00	0.00
Net loss per share	(0.49)	(0.37)	(0.19)	(0.28)

Weighted average number of ordinary shares used in the computation of basic and diluted loss per share:	21,611	18,524	21,672	21,298

CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2015	2014	2015	2014
Cash Flows from Operating Activities:
Net loss	(10,542)	(6,764)	(4,132)	(6,015)

Adjustments to reconcile net loss to net cash used in continuing operating activities:

Adjustments to profit and loss items:
Loss (profit) from discontinued operation	417	-	-	(14)
Depreciation and amortization	230	254	115	137
Revaluation of warrants to shareholders	-	(4,491)	-	-
Share-based compensation	1,303	2,377	616	1,116
Revaluation of liabilities in respect of Chief Scientist government grants	(50)	326	(252)	185
Revaluation of contingent consideration for the purchase of treasury shares	(491)	1,234	(1,132)	648
Net financing expenses (income)	53	(18)	(451)	(4)
	1,462	(318)	(1,104)	2,068
Changes in asset and liability items:
Decrease (increase) in trade receivables	(63)	(14)	(93)	2
Decrease (increase) in other receivables	(11)	(126)	(101)	(134)
Decrease (increase) in inventories	(496)	(1,312)	287	(503)
Increase (decrease) in trade payables	(208)	89	(103)	448
Increase (decrease) in other payables	408	682	565	(410)
	(370)	(681)	555	(597)

Net cash used in continuing operating activities	(9,450)	(7,763)	(4,681)	(4,544)

Net cash used in discontinued operating activities	-	-	-	14

Net cash flows used in operating activities	(9,450)	(7,763)	(4,681)	(4,530)
Cash Flows from Investment Activities:
Purchase of property and equipment	(169)	(284)	(108)	(210)
Interest received	26	29	19	26
Proceeds from (investment in) short term bank deposits, net of investments	(1,896)	(50,262)	1,001	(52,762)
Net cash provided by (used in) investing activities	(2,039)	(50,517)	912	(52,946)
Cash Flows from Financing Activities:
Proceeds from exercise of options	20	208	20	-
Proceeds from issuance of shares and warrants, net	-	71,824	-	(2,258)
Proceeds from the Chief Scientist government grants	75	27	75	15
Net cash provided by financing activities	95	72,059	95	(2,243)
Exchange rate differences on cash and cash equivalent balances	(251)	(16)	352	(35)
Increase (decrease) in cash and cash equivalents from continuing activities	(11,394)	13,779	(3,674)	(59,733)
Increase in cash and cash equivalents from discontinued activities	-	-	-	14
Balance of cash and cash equivalents at the beginning of the period	25,422	7,053	17,099	80,570
Balance of cash and cash equivalents at the end of the period	13,777	20,816	13,777	20,816

ADJUSTED EBITDA

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2015	2014	2015	2014
Loss for the period	(10,542)	(6,764)	(4,132)	(6,015)
Adjustments:
Financial (expenses) income, net	(91)	2,854	1,434	(878)
Loss from discontinued operation	(417)	-	-	14
Depreciation and amortization	(230)	(254)	(115)	(137)
Share-based compensation expenses	(1,303)	(2,377)	(616)	(1,116)
Total adjustments	(2,041)	223	703	(2,117)
Adjusted EBITDA	(8,501)	(6,987)	(4,835)	(3,898)

Share-based compensation expenses:
Cost of revenues	203	379	102	247
Research and development	247	323	125	(23)
Selling, general & administrative	853	1,675	389	892
Equity-based compensation continuing operations	1,303	2,377	616	1,116